FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                          For the month of August 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F   X   Form 40-F
                                  ---            ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                               Yes      No  X
                                   ---     ---

                                     GEMPLUS

                             Management Announcement

Luxembourg - August 15, 2002 - Gemplus International S.A. (Paris Euronext:
Euroclear 5768 and Nasdaq: GEMP).

At the time of reporting its financial results on July 31st this year, Gemplus indicated that it would make a statement on the appointment of a successor Chief Executive Officer by August 15th. In view of the holiday periods, Gemplus today announces that this statement will now be made at the end of August.

Enquiries

Media:

Gemplus
Martin Crocker
Tel: + 33 4 42 36 30 46
Email: martin.crocker@gemplus.com

Citigate Dewe Rogerson
Tel: + 44 (0)20 7638 9571
Anthony Carlisle
Laure Lagrange
Tel: + 44 (0)7973 611 888

Investor relations:

Gemplus
Yves Guillaumot
Tel: +33 4 42 36 52 98
Email: yves.guillaumot@gemplus.com

Fineo

Anne Guimard
Tel: +33 1 45 72 20 96
Email: guimard@fineo.com

About Gemplus

GEMPLUS: the world's leading provider of smart card solutions.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce and a wealth of other applications.

Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

In 2001, Gemplus was the world number one in chip card shipments according to Gartner-Dataquest. Based on Eurosmart estimates, Gemplus shipped 34% of the worldwide market.

Gemplus trades its shares on Euronext Paris S.A. First Market and on the NASDAQ Stock Market as GEMP in the form of ADSs. Its revenue in 2001 was 1.0 billion Euros.

Gemplus: Beyond Smart
www.gemplus.com

(C)2002 Gemplus All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners. Java and Java Card are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 16, 2002

                                       GEMPLUS INTERNATIONAL S.A.


                                       By: /s/ Stephen Juge
                                           -------------------------------------
                                       Name: Stephen Juge
                                       Title: Executive Vice President and
                                              General Counsel